UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Constant Contact, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

210313 10 2

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210313 10 2

1.	Names of Reporting Persons. Commonwealth Venture Partners II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,217,766 shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power 2,217,766 shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,766 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.88%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons. Commonwealth Capital Ventures II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,113,289 shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power 2,113,289 shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,113,289 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.51%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons. CCV II Associates L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 104,477 shares

	6.	Shared Voting Power - 0 - shares

	7.	Sole Dispositive Power 104,477 shares

	8.	Shared Dispositive Power - 0 - shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,477 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.37%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons. Michael T. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 45,691 shares

	6.	Shared Voting Power 2,217,766 shares

	7.	Sole Dispositive Power 45,691 shares

	8.	Shared Dispositive Power 2,217,766 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,263,457 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.04%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons. Jeffrey M. Hurst

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power 2,217,766 shares

	7.	Sole Dispositive Power - 0 - shares

	8.	Shared Dispositive Power 2,217,766 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,766 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.88%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons. R. Stephen McCormack, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power - 0 - shares

	6.	Shared Voting Power 2,217,766 shares

	7.	Sole Dispositive Power - 0 - shares

	8.	Shared Dispositive Power 2,217,766 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,766 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.88%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 210313 10 2

1.	Names of Reporting Persons. Justin J. Perreault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 13,725 shares

	6.	Shared Voting Power 2,217,766 shares

	7.	Sole Dispositive Power 13,725 shares

	8.	Shared Dispositive Power 2,217,766 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231,491 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.93%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 210313 10 2

Item 1(a)	Name of Issuer: Constant Contact, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 1601 Trapelo Road, Suite 329 Waltham, Massachusetts 02451

Item 2(a)

Name of Person Filing:
The reporting persons are:

(1) Commonwealth Venture Partners II L.P. (“CVP II”);

(2) Commonwealth Capital Ventures II L.P. (“CCV II”);

(3) CCV II Associates L.P. (“CCV II-A”);

(4) Michael T. Fitzgerald;

(5) Jeffrey M. Hurst;

(6) R. Stephen McCormack, Jr.; and

(7) Justin J. Perreault.

Item 2(b)	Address of Principal Business Office or, if None, Residence: The address of each of the reporting persons is: 950 Winter Street Suite 4100 Waltham MA 02451
Item 2(c)

Citizenship:
CCV II is a limited partnership organized under the laws of the State of Delaware.

CCV II-A is a limited partnership organized under the laws of the State of Delaware.

CVP II is a limited partnership organized under the laws of the State of Delaware.

Each of Messrs. Fitzgerald, Hurst, McCormack and Perreault is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”)
Item 2(e)	CUSIP Number: 210313 10 2

Item 3	Description of Person Filing:
(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 210313 10 2

Item 4	Ownership:
(a)

Amount Beneficially Owned:

CCV II is the record holder of 2,113,289 shares of Common Stock and may be deemed to beneficially own the 2,113,289 shares of Common Stock held of record by it.

CCV II-A is the record holder of 104,477 shares of Common Stock and may be deemed to beneficially own the 104,477 shares of Common Stock held of record by it.

CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own the 2,217,766 shares of Common Stock held of record by CVP II and CVP II-A.

Mr. Fitzgerald, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 2,217,766 shares of Common Stock held of record by CCV II and CCV II-A.  Mr. Fitzgerald is also the record holder of an additional 45,691 shares of Common Stock.

Mr. Hurst, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 2,217,766 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. McCormack, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 2,217,766 shares of Common Stock held of record by CCV II and CCV II-A.

Mr. Perreault, as a General Partner of CVP II, as General Partner of CCV II and CCV II-A, may be deemed to beneficially own 2,217,766 shares of Common Stock held of record by CCV II and CCV II-A.  Mr. Perreault is also the record holder of an additional 13,725 shares of Common Stock.

	(b)	Percent of Class:

	CVP II:	7.88%
	CCV II:	7.51%
	CCV II-A:	0.37%
	Mr. Fitzgerald:	8.04%
	Mr. Hurst:	7.88%
	Mr. McCormack:	7.88%
	Mr. Perreault:	7.93%
	The ownership percentages above are based on an aggregate of 28,147,100 shares of Common Stock.
(c)	Number of Shares as to which the Person has:
	(i)	Sole voting power;
	(ii)	Shared voting power;
	(iii)	Sole dispositive power;
	(iv)	Shared dispositive power:

NUMBER OF SHARES

Reporting Person	(i)	(ii)	(iii)	(iv)
CCV II	0	2,113,289	0	2,113,289
CCV II-A	0	104,477	0	104,477
CVP II	0	2,217,766	0	2,217,766
Michael T. Fitzgerald	45,691	2,217,766	45,691	2,217,766
Jeffrey M. Hurst	0	2,217,766	0	2,217,766
R. Stephen McCormack Jr.	0	2,217,766	0	2,217,766
Justin J. Perreault	13,725	2,217,766	13,725	2,217,766

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐. Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:
Not applicable.

CUSIP No. 210313 10 2

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 11, 2009.

Commonwealth VENTURE PARTNERS II L.P.

	By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

Commonwealth Capital Ventures II L.P.

	By:	Commonwealth Venture Partners II L.P., its General Partner

	By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

CCV II Associates L.P.

	By:	Commonwealth Venture Partners II L.P., its General Partner

	By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

/s/ Michael T. Fitzgerald
Michael T. Fitzgerald

/s/ Jeffrey M. Hurst
Jeffrey M. Hurst

/s/ R. Stephen McCormack, Jr.
R. Stephen McCormack, Jr.

/s/ Justin J. Perreault
Justin J. Perreault

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Constant Contact, Inc.

EXECUTED as a sealed instrument this 11th day of February, 2009.

Commonwealth VENTURE PARTNERS II L.P.

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

Commonwealth Capital Ventures II L.P.

By:	Commonwealth Venture Partners II L.P., its General Partner

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

CCV II Associates L.P.

By:	Commonwealth Venture Partners II L.P., its General Partner

By:	/s/ Michael T. Fitzgerald
Name: Michael T. Fitzgerald
Title: General Partner

/s/ Michael T. Fitzgerald
Michael T. Fitzgerald

/s/ Jeffrey M. Hurst
Jeffrey M. Hurst

/s/ R. Stephen McCormack, Jr.
R. Stephen McCormack, Jr.

/s/ Justin J. Perreault
Justin J. Perreault